EXHIBIT 12.1

Statement Regarding Compution of Ratios

	Aquila Gas Pipeline			Energy Transfer
	Year ended December 31,		Nine Months Ended September 30,	Eleven Months Ended August 31,	Year ended August 31,	Year ended August 31,	Pro Forma Year Ended August 31, 2005	Nine Months ended May 31,	Pro Forma Nine Months ended May 31,
	2000	2001	2002	2003	2004	2005		2006	2006
							HPL System Acquisition and Titan Acquisition		Titan Acquisition
Fixed charges
Interest expensed	12,098	6,858	3,931	12,456	41,190	93,017	126,605	70,609	83,119
Capitalized interest	70	86	35	—	926	191	191	6,135	6,135
Loss on extinquishment of debt	—	—	—	—	—	9,550	9,550	—	0
Implicit interest in rent expense	41	65	41	39	133	946	2,159	1,296	1,573

	12,209	7,009	4,007	12,495	42,249	103,704	138,505	78,040	90,827
Estimated interest element of rentals
Rent expense	622	1,059	598	881	4,283	8,830	20,146	12,100	14,684
Weighted average interest rate (working cap/acquisition)	6.96%	6.50%	7.44%	4.61%	3.20%	12.00%	12.00%	12.00%	12.00%
	582	994	557	842	4,150	7,884	17,988	10,804	13,111

Interest element	41	65	41	39	133	946	2,159	1,296	1,573
Earnings:
Income from continuing operations before minority interests and income taxes	18,892	41,161	4,272	45,063	97,765	209,409	591,269	513,110	528,202
Less: equity in earnings (losses) of affiliates	(14)	3,128	5,425	1,426	363	(376)	(392)	(318)	(318)

	18,906	38,033	(1,153)	43,637	97,402	209,785	591,661	513,428	528,520
Add:
Fixed charges	12,209	7,009	4,007	12,495	42,249	103,704	138,505	78,040	90,827
Amortization of capitalized interest	76	79	62	—	1	15	15	13	13
Distributed income of equity investees	—	1,500	4,000	1,000	27	—	—	—	—
Less:
Interest capitalized	(70)	(86)	(35)	—	(926)	(191)	(191)	(6,135)	(6,135)

Income available for fixed charges	31,121	46,535	6,881	57,132	138,753	313,313	729,990	585,346	613,225

Ratio of earnings to fixed charges	2.55	6.64	1.72	4.57	3.28	3.02	5.27	7.50	6.75